Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
PRIME NUMBER ACQUISITION I CORP.

May 17, 2023

Prime Number Acquisition I Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Prime Number Acquisition I Corp.”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 25, 2021 (the “Original Certificate of Incorporation”). A Certificate of Amendment to the Original Certificate of Incorporation was filed with Secretary of State of the State of Delaware on December 22, 2021, which was further amended and superseded by the Amended and Restated Certificate of Incorporation of the Corporation (the “First Amended and Restated Certificate of Incorporation”) filed with the Secretary of State of the State of Delaware on May 10, 2022.

2. This Certificate of Amendment to the First Amended and Restated Certificate of Incorporation (“Second Certificate of Amendment”) amends the First Amended and Restated Certificate of Incorporation.

3. This Second Certificate of Amendment was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 228 and 242 of the General Corporation Law of the State of Delaware.

4. This Second Certificate of Amendment shall become effective on the date of filing with the Secretary of State of the State of Delaware.

5. The text of Section 9.1(c) is hereby amended and restated to read in full as follows:

(c)   In the event that the Corporation has not consummated an initial Business Combination by May 17, 2023, the Sponsors may request that the Board extend the period of time to consummate an initial Business Combination by an additional one-month period up to six times (each such extension, an “Extension”), for a total of up to November 17, 2023 to consummate an initial Business Combination; provided, that for each Extension: (i) the Sponsors or their affiliates or designees have deposited into the Trust Account the lesser of (i) $125,000 and (ii) an amount representing $0.045 for each Offering Share not redeemed by the Public Stockholders, in exchange for a non-interest bearing, unsecured promissory note; and (ii) there has been compliance with any applicable procedures relating to the Extension in the trust agreement and in the letter agreement, both of which are described in the Registration Statement. If the Sponsors request an Extension, then the following applies: (iii) the gross proceeds from the issuance of such promissory note referred to in (i) above will be added to the offering proceeds in the Trust Account and shall be used to fund the redemption of the Offering Shares in accordance with this Article IX; (iv) if the Corporation completes its initial Business Combination, it will, at the option of the Sponsors, repay the amount loaned under the promissory note out of the proceeds of the Trust Account released to it or issue securities of the Corporation in lieu of repayment in accordance with the terms of the promissory note; and (v) if the Corporation does not complete an initial business combination by the Deadline Date, the Corporation will not repay the amount loaned under the promissory note until 100% of the Offering Shares have been redeemed and only in connection with the liquidation of the Corporation to the extent funds are available outside of the Trust Account.

IN WITNESS WHEREOF, Prime Number Acquisition I Corp. has caused this Second Certificate of Amendment to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

Prime Number Acquisition I Corp.

By:	/s/ Dongfeng Wang
Name:	Dongfeng Wang
Title:	Chief Executive Officer